Exhibit 12.1

HANSEN MEDICAL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31					Nine Months Ended September 30, 2009
	2004	2005	2006	2007	2008
Earnings available to cover fixed charges:
Income/(Loss) from continuing operation before income taxes	$(7,089)	$(21,403)	$(26,004)	$(50,859)	$(57,868)	$(40,747)
Plus: Fixed charges, as below	$67	$215	$728	$652	$1,557	$1,256

Earnings available to cover fixed charges	$(7,022)	$(21,188)	$(25,276)	$(50,207)	$(56,311)	$(39,491)

Fixed charges:
Interest expense on notes payable	$—	$117	$585	$424	$535	$688
Interest expense other	$—	$—	$—	$—	$19	$18
Warrant discount amortization (a)	$—	$13	$62	$58	$75	$—
Interest expense on operating leases (b)	$67	$85	$81	$170	$928	$550

Total fixed charges:	$67	$215	$728	$652	$1,557	$1,256

Ratio of earnings to fixed charges	—	—	—	—	—	—

Earnings were insufficient to cover fixed charges by:	$(7,089)	$(21,403)	$(26,004)	$(50,859)	$(57,868)	$(40,747)

(a)	Warrant discount amortization is associated with issuance of stock warrants at a discount related to our equity financing activities.
(b)	Interest expense on operating leases is a factor associated with certain operating leases which approximate one-third of the related total operating lease expense.